04030560

RECEIVED

2004 JUN -3 A 9:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER BROWN ROWE & MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

May 26, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated May 26, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

PROCESSED
JUN 04 2004
THOMSON FINANCIAL

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

NEWS

SCHWARZ PHARMA

From:	CORPORATE COMMUNICATIONS
Tel:	Alfred-Nobel-Strasse 10
Fax:	40789 Monheim, Germany
E-mail:	Internet: www.schwarzpharma.com

May 26, 2004

SCHWARZ PHARMA Acquires Rights to New Formulation Technology From Lipocine

Innovative Lipocine delivery technology improves bioavailability of drugs. Advantages for the patient include lower dosing, improved dosing regime and reduced food effects. SCHWARZ PHARMA will apply this technology in a number of therapeutic areas.

SCHWARZ PHARMA and Lipocine, Inc., Salt Lake City, UT, USA announced today the signing of a licensing and development agreement whereby SCHWARZ PHARMA will apply Lipocine's proprietary technology toward the development of multiple pharmaceutical products.

Due to poor absorption, many existing drugs are inefficiently delivered with conventional dosage forms. Lipocine's innovative drug delivery technology provides a clinically proven solution for such drugs with poor solubility and absorption. SCHWARZ PHARMA receives exclusive world-wide rights to a number of compounds.

"We are very pleased with this collaboration as it further advances our specialty pharma strategy, improving established compounds and creating significant patient benefits. We are very impressed with the work Lipocine has already done, and look forward to adding our efforts to the continued development of several new products", stated Patrick Schwarz-Schuette, Chairman of the Executive Board of SCHWARZ PHARMA AG.

"We are happy to partner with Schwarz Pharma, a company well known for its commercialization capabilities, to enable the introduction of our drug delivery technologies and products," said Dr. Mahesh V. Patel, President and CEO of Lipocine Inc. "We see strong synergies in our relationship with Schwarz Pharma,

which should accelerate our plans to enhance our technology and product development infrastructure while offering Schwarz Pharma a rapid and cost effective way to build its product portfolio," stated Dr. William I. Higuchi, Chairman of the Lipocine Board of Directors.

Through the deal, SCHWARZ PHARMA provides Lipocine an equity investment and a licensing fee for access to Lipocine's products and technologies. Each product under the alliance commercialized by SCHWARZ PHARMA will generate revenues to Lipocine including milestone payments and royalties on product sales.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2003 the company achieved global sales of € 1,496 million, thereof 85% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866

Lipocine Inc. is a leader in the design and development of oral, parenteral (injectable), and other innovative lipid-based formulations of potentially therapeutic, difficult to deliver drugs with challenging solubility and bioacceptability characteristics. Lipocine products are designed to deliver drugs effectively; improve the therapeutics of medications through more favorable targeting and reduced side effects; and enhance patient convenience and compliance. Lipocine is located in Salt Lake City/Utah, USA.

For more information, please see our website: www.lipocine.com
Corporate Communications: Jerry Simmons Tel: 801 994-7372

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.